Exhibit (a)(2)(xxxiv)

Press Release
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Nathalie Jecker Aventis Global Media Relations Tel:+33 (0)3 88 99 11 16 Nathalie.Jecker@Aventis.com	Corinne Hoff Aventis Global Media Relations Tel.: +33 (0)3 88 99 19 16 Corinne.Hoff@Aventis.com

Aventis submits draft response document to the improved tender offer of Sanofi-Synthélabo to the French stock market authority

Strasbourg, France, May 14, 2004—Aventis submitted today to the Autorité des marchés financiers its draft response document (Note d'information en réponse) in connection with the improved cash and share tender offer filed by Sanofi-Synthélabo on April 26, 2004.

The improved tender offer filed by Sanofi-Synthélabo on April 26, 2004—was proposed following the agreement of April 25, 2004, between Aventis and Sanofi-Synthélabo concerning the terms and conditions of a significantly improved offer including a balanced corporate governance structure. This offer was validated by the Autorité des marchés financiers as meeting French legal requirements by May 4, 2004 in its avis de recevabilité number 204C0579. The draft response document submitted by Aventis today restates in its entirety the Aventis Supervisory Board resolution of April 25, 2004, recommending that Aventis shareholders accept the new offer, previously communicated by press release on April 26, 2004.

This press release has been prepared and published in conformity with the provisions of Article 6 of COB Regulation 2002-04 and related instructions.

The publication of the Aventis response document is conditioned on the prior approval of the Autorité des marchés publics.

About Aventis
Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.

Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.